SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 May 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2023 First Quarter Trading Update dated 05 May 2023

Exhibit No: 99.1

5 May 2023
InterContinental Hotels Group PLC
2023 First Quarter Trading Update

Highlights
●	Q1 group RevPARa +33% vs 2022, with Americas +18%, EMEAA +64% and Greater China +75%
●	Q1 group RevPAR +6.8% vs 2019, with Americas +11.1%, EMEAA +9.7% and Greater China (9.1)%
●	Average daily rate +11% vs 2022, +10% vs 2019; occupancy +10%pts vs 2022, (2)%pts vs 2019
●	Gross system size growth +5.8% YOY, +0.9% YTD; opened 8.4k rooms (45 hotels) in Q1, ahead of 2022
●	Net system size growth +4.2% YOY on an adjustedb basis, +0.4% YTD
●	Global system of 915k rooms (6,179 hotels); 66% across midscale segments, 34% across upscale and luxury
●	Signed 16.5k rooms (108 hotels) in Q1, in-line with 2022; global pipeline of 287k rooms (1,906 hotels), +3.3% YOY

Keith Barr, Chief Executive Officer, IHG Hotels & Resorts, said:

“We’ve seen a good start to the year, with continued strong trading in both the Americas and EMEAA, and an excellent rebound in demand in Greater China since the lifting of travel restrictions. Leisure demand has remained buoyant, and there has been further return of business and group travel as expected.

The guest appeal of our brands has continued to support pricing, with rate up 10% versus 2019 and occupancy now almost back to pre-Covid levels. For owners, the strength of our enterprise platform and investments we’ve made to enhance our portfolio and widen our offer continues to attract demand and drive growth. We signed over 16 thousand rooms across 108 hotels into our development pipeline in the quarter, in line with our performance in 2022. A third of all signings were across our six Luxury & Lifestyle brands, as we accelerate our growth in the segment.

We opened eight thousand rooms across 45 hotels in the quarter, and while financing challenges for the wider commercial real estate industry are holding back new hotel development and opening activity fully returning to normal, we anticipate improving levels as the year progresses. Meanwhile, conversions increased to be over a third of both openings and signings in the period.

Whilst comparatives to 2022 get tougher from the second quarter onwards and there are ongoing economic uncertainties, IHG has continued to prove the resiliency of its business model and we remain confident about the strong tailwinds for attractive long-term, sustainable growth and value creation. We look forward to making additional progress over the course of 2023 in further evolving our brand portfolio, increasing RevPAR and expanding our system size.”

Regional performance

Americas
Q1 RevPAR was up +18% vs 2022 (up +11% vs 2019), with US RevPAR up +15% (up +10% vs 2019). Occupancy was 64%, up +5%pts on last year (and up 0.5%pts vs 2019), whilst rate was up +9%. Driven by another strong Spring Break vacation period, leisure rooms revenue for the total estate was 11% higher than last year, and up 22% on 2019 levels.

Gross system size growth was +4.0% YOY, with 1.9k rooms (15 hotels) opened in the quarter. Net system size growth was +2.7% YOY. A further 5.4k rooms (54 hotels) were added to the pipeline. Signings included the first Regent property for the region and 10 further Luxury & Lifestyle properties; there were 21 hotels signed across the Holiday Inn Brand Family and a further 18 across our extended stay brands.

EMEAA
Q1 RevPAR was up +64% vs 2022 (up +10% vs 2019). Occupancy was 65%, up +17%pts, whilst rate was up +20%. By major geographic markets within the region, the dispersion of RevPAR performance has narrowed as borders have opened and international travel has increasingly returned. Q1 RevPAR vs 2019 therefore ranged from up +21% in the Middle East, +12% in the UK, +11% in Australia and up +7% in Continental Europe, to down just (9)% in Japan.

Gross system size growth was +8.0% YOY, with 5.4k rooms (24 hotels) opened in the quarter. Net system size growth was +6.0% YOY on an adjusted basis. There were 5.2k rooms (26 hotels) added to the pipeline; conversions were half of all signings in the region, and Luxury & Lifestyle brands represented almost two-thirds.

Greater China
Q1 RevPAR was up +75% vs 2022 (down (9)% vs 2019). Occupancy was 52%, up +17%pts, whilst rate was up +17%. Tier 1 cities saw RevPAR up +53%, reflecting the slower return of international travel and the boost in Q1 2022 from the Beijing Winter Olympics; the performance was stronger across Tier 2-4 cities which were up +80%.

Gross system size growth was +8.2% YOY, with 1.1k rooms (6 hotels) opened in the quarter. Net system size growth was +6.1% YOY. A further 5.9k rooms (28 hotels) were added to the pipeline. This is expected to support the gradual improvement in system growth in coming years following the period of development and openings being held back by the prior Covid-related restrictions.

Share buyback update

At the time of reporting our 2022 full year results on 21 February 2023, IHG announced a $750m share buyback programme to return surplus capital to shareholders. The programme commenced on the date of that announcement and will end no later than 29 December 2023. The programme is currently 32% complete with $240.5m (£193.7m) having been cumulatively spent to date, repurchasing 3,540,836 shares at an average price of £54.71 per share. The programme to date has therefore reduced the total number of voting rights in the Company by 2.02% to 171,852,482 as at market close on Thursday 4 May 2023. Earnings per share is calculated using the weighted average number of shares in issue for the year which will reduce accordingly to take account of the timing of shares repurchased.

For further information, please contact:
Investor Relations:
Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);

Joe Simpson (+44 (0)7976 862 072)
Media Relations:
Amy Shields (+44 (0)7881 035 550); Alex O’Neil (+44 (0)7407 798 576)

Conference call for analysts and institutional shareholders:
Keith Barr, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a call commencing at 9:00am (London time) on 5 May. The live listen-only audio webcast can be accessed directly at https://www.investis-live.com/ihg/64229f47ccbbd112001140ef/htdr or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK local:	0203 936 2999
US local:	646 664 1960
All other locations:	+44 203 936 2999
Passcode:	55 38 39

An audio replay will also be available for 7 days using the following details:
UK local:	0203 936 3001
US local:	845 709 8569
All other locations:	+44 203 936 3001
Passcode:	31 28 26

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 5 May. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,900 in the development pipeline.

●
Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●
Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
●
Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)

	Q1 2023 vs 2022			Q1 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	33.0%	10.7%	10.4%pts	6.8%	9.5%	(1.6)%pts
Americas	18.1%	9.1%	4.9%pts	11.1%	10.2%	0.5%pts
EMEAA	63.6%	20.0%	17.2%pts	9.7%	17.6%	(4.7)%pts
G. China	74.6%	16.9%	17.3%pts	(9.1)%	(6.2)%	(1.7)%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)

	Q1 2023 vs 2022			Q1 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	33.0%	30.3%	(2.7)%pts	6.8%	4.0%	(2.8)%pts
Americas	18.1%	18.0%	(0.1)%pts	11.1%	10.5%	(0.6)%pts
EMEAA	63.6%	53.9%	(9.7)%pts	9.7%	1.8%	(7.9)%pts
G. China	74.6%	62.4%	(12.2)%pts	(9.1)%	(10.1)%	(1.0)%pts

Appendix 3: Monthly RevPARa (CER)

2023 vs 2022	Jan	Feb	Mar
Group	40.8%	33.5%	27.2%
Americas	24.5%	18.3%	13.8%
EMEAA	84.0%	71.9%	44.5%
G. China	53.3%	54.2%	125.2%

2023 vs 2019	Jan	Feb	Mar
Group	4.2%	6.7%	9.2%
Americas	8.8%	11.0%	13.1%
EMEAA	8.2%	7.7%	13.0%
G. China	(16.6)%	(3.8)%	(6.6)%

Appendix 4: System and pipeline summary of Q1 2023 YTD and YOY growths, and closing positions (rooms)

	System							Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Adjusted YOY%b	Signings	Total
Group	8,365	(5,064)	3,301	914,928	+0.4%	+3.4%	+4.2%	16,496	286,539
Americas	1,886	(2,619)	(733)	514,763	(0.1)%	+2.7%	+2.7%	5,431	102,837
EMEAA	5,393	(1,479)	3,914	233,578	+1.7%	+3.0%	+6.0%	5,156	81,304
G. China	1,086	(966)	120	166,587	+0.1%	+6.1%	+6.1%	5,909	102,398

a
RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 March 2023 and includes hotels that have traded in all months in both current and the prior year. This same group of hotels is also used to compare RevPAR performance for 2023 vs 2019. The principal exclusions in deriving these measures are new openings, properties under major refurbishment and removals. See ‘Use of key performance measures and non-GAAP measures’ in IHG’s full year results announcement for further information on definitions.

b
Adjusted for the removal of 6.5k rooms (28 hotels) in Russia in Q2 2022, following IHG’s announcements regarding ceasing all operations in that country.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	05 May 2023